Exhibit 11

American Safety Insurance Holdings, Ltd. and Subsidiaries

Computation of Earnings Per Share

(dollars in thousands except per-share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Basic:
Earnings available to common shareholders	$34,811	$2,167	$40,303	$6,223

Weighted average common shares outstanding	9,538,924	10,256,634	9,490,498	10,238,667

Basic earnings per common share	$3.65	$0.21	$4.25	$0.61

Diluted:
Earnings available to common shareholders	$34,811	$2,167	$40,303	$6,223

Weighted average common shares outstanding	9,538,924	10,256,634	9,490,498	10,238,667
Weighted average common shares equivalents associated with options and restricted stock	285,304	298,588	296,455	305,960

Total weighted average common shares for diluted purposes	9,824,228	10,555,222	9,786,953	10,544,627

Diluted earnings per common share	$3.54	$0.21	$4.12	$0.59